UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

NATURE’S SUNSHINE PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Utah (State of incorporation or organization)	0-8707 (Commission File No.)	87-0327982 (I.R.S. Employer Identification No.)

75 East 1700 South

Provo, Utah 84606

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code:  (801) 342-4300

Nature’s Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

May 28, 2009

NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT BEING REQUESTED TO SEND A PROXY TO THE COMPANY.

General

This Information Statement is being mailed on or about May 28, 2009 to the holders of record of common stock, no par value (the “Common Stock”), of Nature’s Sunshine Products, Inc., a Utah corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.  References in this Information Statement to “we,” “us” and “our” are to Nature’s Sunshine Products, Inc.

On May 22, 2009, the Company and Kristine F. Hughes, Eugene L. Hughes and Pauline Hughes Francis in their capacity as shareholders of the Company (collectively, the “Hughes Parties”) entered into a settlement and voting agreement (the “Prescott Agreement”) with Prescott Group Aggressive Small Cap Master Fund, G.P. (“Prescott”). Contemporaneously with the Prescott Agreement, the Company and the Hughes Parties entered into voting agreements (collectively with the Prescott Agreement, the “Voting Agreements”) with each of Red Mountain Capital Partners II, L.P., Red Mountain Capital Partners III, L.P. and Paradigm Capital Management, Inc. (collectively with Prescott, the “Shareholder Parties”).  We were informed by the Shareholder Parties that they acted independently with respect to the matters set forth in the Voting Agreements.

The Voting Agreements provide, among other things, that, effective on or about June 7, 2009, ten days following the date of the mailing of this Information Statement to our shareholders, (i) the authorized number of directors of the Board will be increased from six to eight directors in accordance with Section 3.2 of the Bylaws of the Company, creating two additional vacancies in addition to one previously unfilled vacancy on the Board, (ii) with the exception of Kristine F. Hughes, all of the current members of our Board of Directors (the “Board”) will resign as members of the Board, resulting in a total of seven vacancies on the Board and (iii) Michael D. Dean, Albert R. Dowden, Douglas Faggioli, Pauline Hughes Francis, Willem Mesdag, Jeffrey D. Watkins and Candace K. Weir will be appointed to fill such vacancies on the Board and will serve as directors until the next annual meeting of shareholders at which directors are elected and until their respective successors are duly elected and qualified, unless they resign, are removed or are otherwise disqualified from serving as a director of the Company.  Ms. Francis is currently a director of the Company, and her resignation and reappointment are for the purpose of changing the Board class to which she is assigned.

The Voting Agreements also provide that, at the next annual meeting of shareholders, which is currently planned for 2009, the Company will nominate, and the Shareholder Parties and the Hughes Parties will vote all of the shares of Common Stock beneficially owned by them in favor of, each of the following individuals, with such nominees serving in the Board class set forth opposite his or her name:

Name	Class
Jeffrey D. Watkins	Class I
Willem Mesdag	Class I
Michael D. Dean	Class II
Douglas Faggioli	Class II
Candace K. Weir	Class II
Kristine F. Hughes	Class III
Pauline Hughes Francis	Class III
Albert R. Dowden	Class III

The initial term of each class is set forth below in the section entitled “Board Composition and Election.”  The voting arrangement set forth in the Voting Agreements will terminate immediately following the next annual meeting of shareholders of the Company or any adjournment or postponement thereof, or December 31, 2009, whichever is earlier.

The description of the foregoing transactions is qualified in its entirety by reference to the full text of the Voting Agreements, copies of which have been filed as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 28, 2009.

Voting Securities and Principal Holders Thereof

The following table sets forth information regarding beneficial ownership of our Common Stock as of April 30, 2009, except as otherwise stated, by (1) each person who is known by us to beneficially own more than five percent of the outstanding shares of our Common Stock, (2) each of our directors, (3) each of our named executive officers in the Summary Compensation Table, (4) all directors and executive officers of the Company as a group, (5) each of the directors to be appointed pursuant to the terms of the Voting Agreements and (6) all shareholders who are party to one or more of the Voting Agreements, collectively. As of April 30, 2009, there were 15,510,159 shares of Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter presented at a meeting of the shareholders.  To our knowledge and except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. Unless we indicate otherwise, each holder’s address is c/o Nature’s Sunshine Products, Inc., 75 East 1700 South, Provo, Utah 84606.

Name and Address of Beneficial Owner	Number of Shares(1)	Percent of Class(2)

Beneficial Owners of More than 5%

Prescott Group Capital Management, LLC(3)(22)	1,865,383	12.0%
1924 South Utica, Suite 1120
Tulsa, OK 74104

Delta Partners, LLC(4)	1,785,473	11.5%
One International Place, Suite 2401
Boston, MA 02110

Paradigm Capital Management, Inc.(5)(22)	1,573,737	10.2%
9 Elk Street
Albany, NY 12207

Nelson Obus(6)	1,330,102	8.6%
c/o Wynnefield Capital Management, LLC
450 Seventh Avenue, Suite 509
New York, New York 10123

Red Mountain Capital Management, Inc.(7)(22)	1,317,474	8.5%
10100 Santa Monica Blvd., Suite 925
Los Angeles, CA 90067

First Wilshire Securities Management, Inc.(8)	1,069,939	6.9%
1224 East Green Street, Suite 200
Pasadena, CA 91106

Directors and Executive Officers(9)

Kristine F. Hughes, Chairperson of the Board(10)(22)	1,272,402	8.2%
Eugene L. Hughes, Director(10)(22)	1,272,402	8.2%
Pauline Hughes Francis, Director(11)(22)	1,915,221	12.3%
Robert K. Bowen, Director	0	—
Larry A. Deppe, Director	0	—
Douglas Faggioli, President and Chief Executive Officer(12)	157,707	1.0%
Stephen M. Bunker, Vice President of Finance, Treasurer, Chief Financial Officer and Chief Accounting Officer(13)	20,018	*
John DeWyze, Executive Vice President, Operations(14)	20,814	*
Jamon Jarvis, Executive Vice President, General Counsel and Chief Compliance Officer(15)	12,000	*
Bryant J. Yates, President—Nature’s Sunshine Products International(16)	15,000	*
All directors and executive officers as a group (10 persons)(17)	3,413,162	21.9%

Director Appointees(18)

Pauline Hughes Francis, Director(9)(11)(22)	1,915,221	12.4%
Douglas Faggioli, President and Chief Executive Officer(12)	157,707	1.0%
Michael D. Dean	0	—
Albert R. Dowden	0	—
Willem Mesdag(19)(22)	1,317,474	8.5%
c/o Red Mountain Capital Partners, LLC
10100 Santa Monica Blvd., Suite 925
Los Angeles, CA 90067

Jeffrey D. Watkins(20)(22)	1,865,383	12.0%
c/o Prescott Group Capital Management, LLC
1924 South Utica, Suite 1120
Tulsa, OK 74104

Candace K. Weir(21)(22)	1,573,737	10.2%
c/o Paradigm Capital Management, Inc.
9 Elk Street
Albany, NY 12207

Shareholders Party to the Voting Agreements(22)	7,944,217	51.2%

*	Less than one percent.

(1)

All entries exclude beneficial ownership of shares that are issuable pursuant to options that have not vested or that are not otherwise exercisable as of the date hereof and which will not become vested or exercisable within 60 days of April 30, 2009.

(2)

Calculated based on 15,510,159 shares of our Common Stock outstanding on April 30, 2009, with percentages rounded to the nearest one-tenth of one percent. Shares of Common Stock subject to options that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but not treated as outstanding for computing the percentage of any other person.

(3)

Based on Schedule 13G filed with the SEC on October 24, 2008, includes 1,865,383 shares purchased by Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P. (collectively, the “Small Cap Funds”) through the account of Prescott Group Aggressive Small Cap Master Fund, G.P. (“Prescott Master Fund”), of which the Small Cap Funds are general partners. As general partner of the Small Cap Funds, Prescott Group Capital Management, LLC (“Prescott Capital”) beneficially owns, and has sole voting and dispositive power over, 1,865,383 shares. As the principal of Prescott Capital, Phil Frohlich may also direct the vote and disposition of the 1,865,383 shares held by Prescott Master Fund.

(4)

Based on Schedule 13G/A filed with the SEC on February 12, 2009, includes shares beneficially owned by Prism Partners, L.P., Prism Offshore Fund, Ltd. and Prism Partners QP, L.P. Delta Partners, LLC, as investment manager of Prism Offshore Fund, Ltd., and Charles Jobson, as managing member of Delta Partners, LLC, beneficially own, and have shared voting and dispositive power over, 1,785,473 shares.

(5)	Based on Schedule 13G/A filed with the SEC on February 10, 2009, Paradigm Capital Management, Inc. has sole voting and dispositive power over these shares.

(6)

Based on Schedule 13G/A filed with the SEC on February 17, 2009, includes 359,720 shares held by Wynnefield Partners Small Cap Value, L.P., 550,782 shares held by Wynnefield Partners Small Cap Value, L.P. I, 342,500 shares held by Wynnefield Small Cap Value Offshore Fund, Ltd., 30,000 shares held by Channel Partnership II, L.P. and 47,100 shares held by Wynnefield Capital, Inc. Profit Sharing Plan. Wynnefield Capital Management, LLC has an indirect beneficial interest in the shares held by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Capital, Inc. have an indirect beneficial interest in the shares held by Wynnefield Small Cap Value Offshore Fund, Ltd. As co-managing member of Wynnefield Capital Management, LLC, principal executive officer of Wynnefield Capital, Inc., general partner of Channel Partnership II, L.P. and portfolio manager of Wynnefield Capital, Inc. Profit Sharing Plan, Mr. Obus may be deemed to hold an indirect beneficial interest in, and to have sole voting and dispositive power over, 1,330,102 shares. Mr. Obus, however, disclaims any beneficial ownership of these shares.

(7)

Based on Schedule 13D/A filed with the SEC on December 10, 2008, includes 755,050 shares held by Red Mountain Capital Partners II, L.P. (“RMCP II”) and 562,424 shares held by Red Mountain Capital Partners III, L.P. (“RMCP III”). RMCP GP, LLC (“RMCP GP”) is the general partner of each of RMCP II and RMCP III, and Red Mountain Capital Partners, LLC (“RMCP LLC”) is the managing member of RMCP GP. Red Mountain Capital Management, Inc. (“RMCM”) is the managing member of RMCP LLC, and Willem Mesdag is the president, sole executive officer, sole director and sole shareholder of RMCM. RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have sole voting and dispositive power over, 1,317,474 shares. Each of RMCM and Mr. Mesdag, however, disclaims any beneficial ownership of these shares.

(8)

Based on Schedule 13G/A filed with the SEC on February 13, 2009, First Wilshire Securities Management, Inc. beneficially owns 1,069,939 shares, of which it has sole voting power over 213,189 shares and sole dispositive power over 1,069,939.

(9)

All current directors, other than Kristine F. Hughes, will resign as members of the Board effective on or about June 7, 2009, ten days following the date of the mailing of this Information Statement to our shareholders, pursuant to the terms of the Voting Agreements. Following such resignations, Pauline Hughes Francis will be reappointed as a director effective on or about June 7, 2009, ten days following the date of the mailing of this Information Statement to our shareholders, pursuant to the terms of the Voting Agreements.

(10)

Based on the Schedule 13D filed by the Hughes Parties with the SEC on May 28, 2009, includes (i) options exercisable for 8,000 shares of Common Stock within 60 days of April 30, 2009 by Mr. Hughes, Ms. Hughes’s spouse, (ii) 92,073 shares that Mr. Hughes holds indirectly, (iii) 61,330 shares that Mr. Hughes holds directly, (iv) 16,335 shares that Ms. Hughes holds directly and (v) 1,094,664 shares held by various family trusts, of which Mr. and Ms. Hughes are co-trustees and beneficiaries. Both Mr. and Ms. Hughes have shared voting and dispositive power over these shares.

(11)

Based on the Schedule 13D filed by the Hughes Parties with the SEC on May 28, 2009, includes 814,464 shares held by a family trust, of which Ms. Francis is the sole trustee and a beneficiary, and 1,100,757 shares that Ms. Francis holds indirectly.

(12)	Includes options exercisable for 2,000 shares of Common Stock within 60 days of April 30, 2009 and 36,271 shares that Mr. Faggioli holds indirectly.

(13)	Includes options exercisable for 20,000 shares of Common Stock within 60 days of April 30, 2009 and 18 shares that Mr. Bunker holds indirectly.

(14)	Includes options exercisable for 16,550 shares of Common Stock within 60 days of April 30, 2009 and 4,114 shares that Mr. DeWyze holds indirectly.

(15)	Includes options exercisable for 12,000 shares of Common Stock within 60 days of April 30, 2009.

(16)	Includes options exercisable for 15,000 shares of Common Stock within 60 days of April 30, 2009.

(17)	Includes options exercisable for 73,550 shares of Common Stock within 60 days of April 30, 2009.

(18)

To be appointed as directors effective on or about June 7, 2009, ten days following the date of the mailing of this Information Statement to our shareholders, pursuant to the terms of the Voting Agreements. See Footnote 9 above.

(19)	See Footnote 7 above.

(20)

Includes 1,865,383 share beneficially owned by Prescott Group Capital Management, LLC. As president of Prescott Group Capital Management, LLC, Mr. Watkins may be deemed to beneficially own, and to have shared voting and dispositive power over, such shares. Mr. Watkins, however, disclaims beneficial ownership of these shares except to the extent of his indirect pecuniary interest therein by virtue of any ownership interest in affiliates of Prescott Group Capital Management LLC. See Footnote 3 above.

(21)

Includes 1,573,737 held by Paradigm Capital Management, Inc. As a director and president of Paradigm Capital Management, Inc., Ms. Weir may be deemed to beneficially own, and to have sole voting and dispositive power over, such shares. See Footnote 5 above.

(22)

An aggregate of 7,944,217 shares reflected in the foregoing beneficial ownership table and beneficially owned by Prescott Group Capital Management, LLC, Paradigm Capital Management, Inc., Red Mountain Capital Management, Inc., Kristine F. Hughes, Eugene L. Hughes and Pauline Hughes Francis are subject to the voting obligations pursuant to one or more Voting Agreements, as described in this Information Statement. According to the Schedule 13D filed by the Hughes Parties with SEC on May 28, 2009, these beneficial owners may deemed to constitute a “group” for purposes of reporting pursuant to Section 13(d) of the Exchange Act.

Changes in Control

As a result of the Voting Agreements, a change in the majority of the Board of Directors will become effective on or about June 7, 2009, ten days following the date of the mailing of this Information Statement to our shareholders.  We are not aware of any other arrangement or event, the occurrence of which will result in a change in control of the Company.

Directors and Executive Officers

The Company’s directors, including directors to be appointed pursuant to the terms of the Voting Agreements, and executive officers, as of April 30, 2009, are as follows:

Name	Age	Position	Served in Position Since	Class
Kristine F. Hughes	70	Chairperson of the Board	1980	Class III
Robert K. Bowen(1)	59	Director	2006	—
Larry A. Deppe(2)	60	Director	2006	—
Eugene L. Hughes(3)	78	Director	1980	Class II
Pauline Hughes Francis(4)	68	Director/Director Appointee	1988	Class I
Michael D. Dean	45	Director Appointee	—	—
Albert R. Dowden	67	Director Appointee	—	—
Willem Mesdag	55	Director Appointee	—	—
Jeffrey D. Watkins	48	Director Appointee	—	—
Candace K. Weir	64	Director Appointee	—	—
Douglas Faggioli(5)	54	President and Chief Executive Officer/Director Appointee	2003	—
Stephen M. Bunker	51	Executive Vice President, Chief Financial Officer and Treasurer	2006	—
Jamon Jarvis	43	Executive Vice President, General Counsel and Chief Compliance Officer	2007	—
Greg Halliday	44	President—U.S. Sales, Nature’s Sunshine Products	2006	—

Bryant J. Yates	36	President—International, Nature’s Sunshine Products	2007	—
John R. DeWyze	52	Executive Vice President—Operations, Nature’s Sunshine Products	2002	—
William J. Keller	66	Vice President—Health Sciences and Educational Services	2001	—
Lynda Marie Hammons	54	Vice President—Quality and Regulatory Affairs	2001	—
R. Kay Olsen	54	Vice President—Information Technology	2002	—

(1)

The Voting Agreements provide that, effective on or about June 7, 2009, ten days following the date of the mailing of this Information Statement to our shareholders, Mr. Bowen will resign as a member of the Board.

(2)

The Voting Agreements provide that, effective on or about June 7, 2009, ten days following the date of the mailing of this Information Statement to our shareholders, Mr. Deppe will resign as a member of the Board.

(3)

The Voting Agreements provide that, effective on or about June 7, 2009, ten days following the date of the mailing of this Information Statement to our shareholders, Mr. Hughes will resign as a member of the Board.

(4)

The Voting Agreements provide that, effective on or about June 7, 2009, ten days following the date of the mailing of this Information Statement to our shareholders, Ms. Francis will resign as a Class I director and will be reappointed as a Class III director.

(5)

The Voting Agreements provide that, effective on or about June 7, 2009, ten days following the date of the mailing of this Information Statement to our shareholders, Mr. Faggioli will be appointed as a Class II director.

Certain information regarding the business experience of the directors and executive officers is set forth below.

Kristine F. Hughes.  Ms. Hughes is the Chairperson of our Board of Directors, and a member of our Compensation Committee and Nominations Committee. She was a co-founder in 1972 of Hughes Development Corporation, a predecessor of our Company, and has served as an officer or director of our Company and/or its predecessors since 1980. Ms. Hughes is the spouse of Eugene L. Hughes, one of our founders and directors.

Robert K. Bowen.  Mr. Bowen is a member of our Board of Directors, and a member of our Audit Committee, Compensation Committee, and Nominations Committee. A Certified Public Accountant, Mr. Bowen has been a partner at the accounting firm of Hansen, Barnett & Maxwell, P.C. since 1980.

Larry A. Deppe.  Mr. Deppe is a member of our Board of Directors and a member of our Audit Committee. Mr. Deppe is a Certified Public Accountant with over 35 years experience auditing and teaching accounting. Mr. Deppe is currently an Associate Professor of Accounting in the School of Accountancy at Weber State University, Ogden, Utah. Prior to embarking on an academic career, Mr. Deppe for eight years held various accounting posts with Intermountain Health Care, the Office of the Utah State Auditor, Christensen, Inc. and Arthur Young & Co. Active in professional affairs, Mr. Deppe served two four-year terms as Chair of the Utah State Board of Accountancy.

Eugene L. Hughes.  Mr. Hughes is a founder and member of our Board of Directors. He co-founded Hughes Development Corporation, a predecessor of our Company, in 1972. He has served as an officer or director of our Company and/or its predecessors since 1972. Mr. Hughes graduated from Brigham Young University. He is the spouse of Kristine F. Hughes, our Chairperson of the Board.

Pauline Hughes Francis.  Ms. Francis is a member of our Board of Directors, and a member of our Audit Committee, Compensation Committee, and Nominations Committee. She has served on our Board of Directors since 1988. Ms. Francis was a co-founder in 1972 of Hughes Development Corporation, a predecessor of the Company, and has acted as a consultant from time to time to our Company and its predecessors. Ms. Francis is the former sister-in-law of Eugene L. Hughes, a member of the Board.

Douglas Faggioli.  Mr. Faggioli is the President and Chief Executive Officer of our Company. Prior to his appointment as President and Chief Executive Officer in November 2003, Mr. Faggioli served as Executive Vice President and Chief Operating Officer of our Company. He began his employment with us in 1983 and has served as one of our officers since 1989. He is a Certified Public Accountant.

Stephen M. Bunker.  Mr. Bunker has served as Executive Vice President, Chief Financial Officer and Treasurer since March 27, 2006. Mr. Bunker served as Vice President of Finance and Treasurer of Geneva Steel Holdings Corporation from July 2001 until March 2006. Prior to July 2001, Mr. Bunker served as Corporate Controller for Geneva Steel Corporation. Mr. Bunker is a Certified Public Accountant, and worked for Arthur Andersen for six years.

Jamon Jarvis.  Mr. Jarvis is the Executive Vice President, General Counsel and Chief Compliance Officer of our Company. He has served in this position since March 2007. Prior to his appointment, Mr. Jarvis served as General Counsel and Chief Financial Officer of InterNetwork, Inc., in San Francisco, California, from January 2004 to November 2006, and as Executive Vice President Finance, General Counsel and Corporate Secretary at Spontaneous Technology, Inc., in Salt Lake City, Utah, from September 2001 to October 2003. Mr. Jarvis received his B.A. in History in 1990 from Brigham Young University and his J.D. in 1993 from Cornell Law School.

Greg Halliday.  Mr. Halliday is the President—U.S. Sales for Nature’s Sunshine Products. He has served in this position since April 2006 and previously served as Vice President—Nature’s Sunshine Products U.S. Sales from May 2001 to March 2006. Mr. Halliday received his B.S. in 1989 and M.B.A. with an emphasis in Marketing in 1991 from the Marriott School of Management at Brigham Young University.

Bryant J. Yates.  Mr. Yates is the President—International of our Company. Mr. Yates has served as Executive Director—International of the Company, Director—International—Europe/Middle East and General Manager of Nature’s Sunshine Products of Russia, an affiliate of the Company. Mr. Yates has been employed by the Company since 1999.

John R. DeWyze.  Mr. DeWyze is the Executive Vice President—Operations for Nature’s Sunshine Products and has served in this position since 1997. Mr. DeWyze received his B.S. in Chemistry in 1981 from Grand Valley State University and his M.B.A. in 1994 from the University of Southern Indiana.

William J. Keller.  Dr. Keller is the Vice President—Health Sciences and Educational Services for Nature’s Sunshine Products. He was appointed to serve in this capacity in April 2001. Prior to joining our Company, Dr. Keller was the Department Chair/Professor in the School of Pharmacy at Stamford University and Northeast Louisiana University. Dr. Keller received his B.S. in Pharmacy and M.S. in Pharmaceutical Sciences from Idaho State University. In 1972, the University of Washington awarded him a Ph.D. in Pharmacognosy.

Lynda Marie Hammons.  Ms. Hammons is the Vice President—Quality and Regulatory Affairs for Nature’s Sunshine Products. She has served in this capacity since June 2001. Ms. Hammons received her B.S. in Chemistry and Microbiology from Bowling Green State University and her M.B.A. with an emphasis on Quality Management from the University of Cincinnati. Ms. Hammons is also a Certified Quality Engineer, a Certified Quality Technician and a Certified Quality Auditor—American Society for Quality.

R. Kay Olsen.  Mr. Olsen is the Vice President—Information Technology of our Company and has served in this capacity since March 2002. Mr. Olsen received his B.S. in Information Management from Brigham Young University and his M.B.A. from the University of Phoenix.

Certain information regarding the business experience of the director appointees is set forth below.

Michael Dean.  Mr. Dean is a senior media and technology executive with broad experience in general management, corporate strategy, transactions and deal work.  He has served as Chief Executive Officer of Mediaur Technologies Inc. since 2003, and is responsible for all aspects of this privately-owned satellite technology company that provides proprietary antenna system solutions for both private industries and governments.  Mr. Dean also serves on the advisory board of several digital media and technology companies and advises principals and investors in the digital media sector.  Before joining Mediaur, Mr. Dean worked in various companies affiliated with The Walt Disney Company from 1997 to 2003.  He was Executive Vice President of ABC Cable Networks, a multi-billion dollar global division of Disney, where he was responsible for the non-creative, day-to-day business, including Affiliate Sales and Marketing, Finance, Legal, Broadcasting Operations, IT, Human Resources, and Business Development.  Earlier at Disney, he was Senior Vice President of Corporate Strategic Planning and Development, responsible for all corporate strategy, development and deal work in Disney’s broadcasting, cable, and film studio businesses.  Before Disney, Mr. Dean was a strategy consultant with Bain & Company and holds an MBA from Harvard Business School.

Albert R. Dowden.  Mr. Dowden serves as a director of the AIM Mutual Funds, Annuity and Life Re, Ltd., various Reich & Tang mutual funds, and as a director of Homeowners of America Holding Corporation and Homeowners of America Insurance. Mr. Dowden is a founder and has served as managing director of The Boss Group, a Houston based private investment and management firm, since 2004.  Mr. Dowden has previously served as a director of The Hertz Corporation, Volvo Group, Magellan Insurance Co., Genmar, National Media Corp. and CompuDyne Corp.  Prior to these positions, Mr. Dowden served as President and Chief Executive Officer of Volvo Group North America, Inc. and Senior Vice President of its Swedish parent company, AB Volvo until 1998.  Prior to joining Volvo in 1974 as General Counsel to its North American operations, he practiced law with the New York based international law firm of Rogers & Wells (now Clifford Chance).

Willem Mesdag.  Mr. Mesdag is the Managing Partner of Red Mountain Capital Partners LLC, an investment firm based in Los Angeles.  From 2002 to 2004, he served as Senior Advisor for the Davis Companies.  Prior to 2002, Mr. Mesdag was a partner and Managing Director of Goldman, Sachs & Co., having joined the firm in 1981 from Ballard, Spahr, Andrews & Ingersoll where he was a securities lawyer.  He currently serves on the boards of 3i Group plc, Encore Capital Group Inc., Cost Plus Inc. and Davis Petroleum Corp. and previously served as Vice Chairman of the board of Skandia Insurance Company Ltd.  Mr. Mesdag received his J.D. from the Cornell Law School in 1978 and his B.A. from Northwestern University in 1974.

Jeffrey D. Watkins.  Mr. Watkins is currently the President of Prescott Group Capital Management, LLC, a registered investment advisor, and serves as the co-manager of the Prescott Mid Cap, L.P. Mr. Watkins currently serves on the board of Annuity and Life Re, Ltd., and served as a director of Carreker Corporation from March 2006 until April 2007.  Prior to joining Prescott in July 2001, Mr. Watkins served for 18 years as a portfolio manager for Capital Advisors, Inc., a registered investment advisor, located in Tulsa, Oklahoma.  Mr. Watkins received his B.S.B.A from the University of Tulsa in 1983.

Candace K. Weir.  Ms. Weir is Director and President of C.L.King & Associates, Inc., an independent research securities brokerage firm located in Albany, N.Y., and Paradigm Capital Management Inc., a registered investment adviser, which firms she founded in 1972 and 1994, respectively.  Ms. Weir is President and Trustee of Paradigm Funds.  She also serves on the boards of several non-profit cultural, healthcare and public interest organizations.  Ms. Weir received her B.A. from Vassar College in 1967.

Board Composition and Election

Directors are elected at annual meetings of shareholders. Our Restated Articles of Incorporation provide for a classified Board of Directors, consisting of three staggered classes of directors, as nearly equal in number as possible. Shareholders generally will elect a portion of our Board of Directors each year to serve until the third annual meeting of shareholders following the annual meeting in which they are elected.  However, because the terms of all directors appointed by the Board of Directors to fill vacancies will expire at the next annual meeting of shareholders, which is currently planned for 2009, the Company agreed as part of the Voting Agreements to nominate for election a slate of eight directors consisting of two Class I directors (Willem Mesdag and Jeffrey D. Watkins), three Class II directors (Michael D. Dean, Douglas Faggioli and Candace K. Weir) and three Class III directors (Pauline Hughes Francis, Kristine F. Hughes and Albert R. Dowden).  The Class I directors’ terms will expire at the first annual meeting of shareholders following their election (expected to be in 2010), the Class II directors’ terms will expire at the second annual meeting of shareholders following their election (expected to be in 2011), and the Class III directors’ terms will expire at the third annual meeting of shareholders following their election (expected to be in 2012).  Thereafter, as provided in our Restated Articles of Incorporation, we expect that the terms of each class of directors will expire at the third annual meeting following the annual meeting at which such class is elected.

Meetings and Committees of the Board of Directors

During fiscal year 2008, there were two formal regular meetings and one formal special meeting of the Board of Directors, as well as numerous informal informational sessions.  Each member of the Board of Directors attended or participated in 75 percent or more of the aggregate of (i) the total number of regular and special meetings of the Board of Directors held during the fiscal year or the portion thereof following such person’s appointment to the Board and (ii) the total number of meetings held by all committees of the Board on which such director served during the fiscal year or the portion thereof following such person’s appointment to one or more of those committees.  Although the Company does not have a formal policy regarding attendance by members of the Board at the annual meetings of shareholders, directors are encouraged to attend such meetings.  The Company did not hold an annual meeting of shareholders during fiscal year 2008.

The Board of Directors has formed the following committees:

The Compensation Committee.  The Compensation Committee reviews compensation policies applicable to executive officers and board members, establishes the compensation to be paid to our Chief Executive Officer and determines the compensation and benefits of all directors on the Board. The Compensation Committee has adopted a written charter, a copy of which may be found at our website at www.natr.com, or upon request, without charge, from the Company by sending a written request to the following: Nature’s Sunshine Products, Inc., Compensation Committee Charter Request, Attn: Legal Department, 75 East 1700 South, P.O. Box 19005, Provo, Utah 84605.  The Compensation Committee held one formal meeting during fiscal year 2008.

The members of the Compensation Committee are Robert K. Bowen, (Chairperson) Kristine F. Hughes, and Pauline Hughes Francis. Ms. Francis and Mr. Bowen are Independent Directors (as defined below) as discussed in “Director Independence.”

The Audit Committee.  The Audit Committee is a separately-designated standing committee of the Board of Directors, which oversees our financial statements, preparation process and related compliance matters and performance of the internal audit function, is responsible for engagement and oversight of our independent registered public accounting firm and reviews the adequacy and effectiveness of our internal control system and procedures. The Audit Committee has adopted a written charter, a copy of which may be found at our website at www.natr.com, or upon request, without charge, from the Company by sending a written request to the following: Nature’s Sunshine Products, Inc., Audit Committee Charter Request, Attn: Legal Department, 75 East 1700 South, P.O. Box 19005, Provo, Utah 84605.  The Audit Committee held five formal meetings during fiscal year 2008, as well as numerous informal informational sessions.

The members of the Audit Committee are Larry A. Deppe (Chairperson), Robert K. Bowen and Pauline Hughes Francis, each of whom is an Independent Director and independent for the purposes of the regulations promulgated by the SEC. Our Board of Directors has determined that Larry A. Deppe and Robert K. Bowen are audit committee financial experts, as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated by the SEC. We believe Pauline Hughes Francis falls outside the SEC safe harbor providing that a person will not be deemed an affiliate for purposes of determining audit committee member independence if he or she beneficially owns 10 percent or less of an issuer’s voting stock. As of April 30, 2009, Ms. Francis beneficially owned approximately 12.3 percent of the Company’s common stock. The Board has determined that Ms. Francis is independent for purposes of SEC regulations and the NASD Marketplace Rules.

The Nominations Committee.  The Nominations Committee makes recommendations to the Board of Directors about the size of the Board or any committee thereof, identifies and recommends candidates for the Board and committee membership, evaluates nominations received from shareholders, and develops and recommends to the Board corporate governance principles applicable to our Company. The Nominations Committee has adopted a written charter, a copy of which may be found at our website at www.natr.com, or upon request, without charge, from the Company by sending a written request to the following: Nature’s Sunshine Products, Inc., Nominations Committee Charter Request, Attn: Legal Department, 75 East 1700 South, P.O. Box 19005, Provo, Utah 84605.  The Nominations Committee did not hold a meeting during fiscal year 2008.

In selecting or recommending candidates, the Nominations Committee takes into consideration any criteria approved by the Board, which may be set forth in any corporate governance guidelines adopted by the Board and such other factors as it deems appropriate.  These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate’s experience with the experience of other Board members and the extent to which the candidate would be a desirable addition to the Board and any committees thereof.

The Nominations Committee may also consider candidates proposed by management and by shareholders of the Company.  Recommendations for consideration by the Nominations Committee, including recommendations from shareholders of the Company, should be sent in writing, together with appropriate biographical information concerning each proposed nominee, to Nature’s Sunshine Products, Inc., Attn: Corporate Secretary, 75 East 1700 South, P.O. Box 19005, Provo, Utah 84605.

The members of the Nominations Committee are Kristine F. Hughes (Chairperson), Pauline Hughes Francis, and Robert K. Bowen. Ms. Francis and Mr. Bowen are both an Independent Director as discussed in “Director Independence.”

Following the resignations and appointments pursuant to the Voting Agreements, the new Board of Directors will establish committee assignments for each of the committees at its initial meeting, or as soon thereafter as may be practicable.

Communications with Directors

We have not in the past adopted a formal process for shareholder communications with the Board of Directors. Nevertheless, the directors have endeavored to ensure that the views of shareholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to shareholders in a timely manner.  Communications to the Board of Directors may be submitted in writing to Nature’s Sunshine Products, Inc., Attn: Corporate Secretary, 75 East 1700 South, P.O. Box 19005, Provo, Utah 84605.  The Board of Directors relies upon the Corporate Secretary to forward written questions or comments to named directors or committees thereof, as appropriate.  General comments or inquiries from shareholders are forwarded to the appropriate individual within the Company, including the President, as appropriate.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides disclosure about the policies and objectives underlying the compensation programs for our executive officers. Accordingly, we will address and analyze each element of the compensation provided to our Chief Executive Officer, our Chief Financial Officer and the other executive officers named in the Summary Compensation Table which follows this discussion; these individuals are referred to as the named executive officers. The Compensation Committee of our Board of Directors administers the compensation programs for our Chief Executive Officer. Our Chief Executive Officer administers the compensation programs for our other executive officers.

Compensation Policy for Executive Officers.  We have designed the various elements comprising the compensation packages of our executive officers to achieve the following objectives:

•                  reflect individual accomplishments and contributions to the Company as well as overall Company performance;

•                  align each executive officer’s interests with those of the Company’s shareholders; and

•                  attract and retain qualified executives who will help the Company meets its goals.

Each executive officer’s compensation package has historically consisted of three elements: (i) a base salary, (ii) a cash bonus based upon pre-established financial objectives and the individual officer’s personal performance, and (iii) participation in long-term, stock-based incentive awards, in the form of stock options, designed to align and strengthen the mutuality of interests between our executive officers and our shareholders.

When establishing the compensation levels for the executive officers, we take into account the Company’s overall financial performance and its evaluation of each executive officer’s individual performance level and his or her potential contribution to the Company’s future growth. Over the years, the Company has endeavored to follow a pay-for-performance philosophy of conservative base and competitive short-term bonus when Company performance measures have been achieved.

In setting executive officer compensation, the Compensation Committee and our Chief Executive Officer review a report (the “Executive Compensation Report”) prepared by our Director of Human Resources in order to assess the competitiveness of the Company’s compensation programs in comparison to market averages. The Executive Compensation Report examined the data contained in Watson Wyatt’s Top Management Compensation Survey and Mercer’s Executive Compensation Survey for 2007-08. These surveys provide information on compensation paid by surveyed companies nationally crossing multiple industries and sizes. These two surveys are among the largest executive compensation surveys in the U.S. with hundreds of companies participating from all industries, both public and private. The Executive Compensation Report compared the Company’s executive compensation practices including base pay, short-term incentives, long-term incentives and other practices to such survey data. In addition, we perform regression analysis on the raw data from the surveys to provide appropriate comparisons based on company size. The regression analysis provides an expected level of each type of compensation based on our sales revenue; the data from such analysis is used as the “market” data. The Executive Compensation Report compared the base pay, bonus and total compensation of officers on an individual basis to the market data.

Elements of Compensation.  Each of the major elements comprising the compensation package for executive officers (salary, bonus and equity) is (i) designed to reflect individual accomplishments and contributions to the Company as well as overall Company performance, (ii) align the executive’s interests with those of our shareholders and (iii) attract and retain qualified executives who will help the Company meet its goals. The manner in which each element of compensation has been structured may be explained as follows.

Salary.  The base salary level of each executive officer is reviewed in the last quarter of each year, with any salary adjustments for the upcoming year to be effective on or about January 1 of that year. The Company targets base salaries to be in the range of 80% to 90% of market. However, the Company may also consider the performance of the executive, contributions by the executive towards the Company’s mission/goals and tenure at the Company. The Company believes that this component of compensation should provide a level of security and stability from year to year and not be dependent to any material extent on the Company’s financial performance. The Compensation Committee approved a salary increase of 6% for our Chief Executive Officer for 2008. The salary levels for Mr. Bunker, Mr. DeWyze, Mr. Jarvis and Mr. Yates increased approximately 6%, 2.1%, 5.5% and 12.5%, respectively. These increases were to bring these executives’ salaries in-line with market rates. After examining the market data, the Company found that, on average, our officers’ base salaries for 2008 were approximately 18% below market.

Incentive Compensation.  The bonus structure is generally designed to bring the total cash compensation for our executives up to market in a typical year and to exceed market when justified by company performance. The Compensation Committee determines the bonus payable to Mr. Faggioli, and Mr. Faggioli determines the bonus amounts payable to Messrs. Bunker, DeWyze, Jarvis and Yates. For 2008, the bonus for Mr. Faggioli was to be determined by the Compensation Committee at its sole discretion based on overall Company performance and Mr. Faggioli’s individual performance. Similarly, the 2008 bonus for each other executive officer was to be determined by Mr. Faggioli at his sole discretion based on overall Company performance and such executive officer’s individual performance.

Actual amounts of 2008 bonuses were determined on March 13, 2009. The Compensation Committee awarded Mr. Faggioli a bonus in the amount of $171,107 (which includes a $1,600 bonus for 25 years of service to the Company). In exercising its discretion, the Compensation Committee reviewed the Company’s performance measured in terms of the average operating income and sales revenue levels attained by NSP United States, NSP International and Synergy Worldwide for 2008 and the committee’s past practices for bonus awards to Mr. Faggioli. No portion of his bonus was directly tied to the attainment of any specific pre-established performance goals, but was determined based on the Company’s performance measured in terms of operating income and sales revenue levels as described.

The bonuses for the other executive officers were as follows: Mr. Bunker—$80,385; Mr. DeWyze—$73,939; Mr. Jarvis—$70,147 and Mr. Yates—$82,350. In determining the bonus for each executive officer, Mr. Faggioli reviewed the Company’s performance measured in terms of the operating income and sales revenue levels attained by the divisions for which the executive was primarily responsible. No portion of any executive officer’s bonus was tied directly to the attainment of any specific pre-established performance goals, but was determined based on the Company’s performance measured in terms of operating income and sales revenue levels as described.

Long-Term Incentives.  In prior years, we have structured our long-term incentive program for executive officers in the form of option grants under our 1995 Stock Option Plan which was administered by our Compensation Committee. Each option grant has been designed to align the interests of the executive officer with those of the shareholders and to provide him with a significant incentive to manage the company from the perspective of an owner with an equity stake in the business. Each option grant allows the officer to acquire shares of our common stock at a fixed price per share over a specified period, usually ten years. Options granted in past years have generally vested and become exercisable in a series of installments over a period of one to three years measured from the grant date, contingent upon the officer’s continued employment. All outstanding options are fully vested at this time. The 1995 Stock Option Plan terminated in 2005, and no options have been granted under this plan since its termination. No non-plan options have been granted to the named executive officers since March 15, 2007.

Executive Officer Perquisites.  In 2008, we paid premiums on $250,000 life insurance policies for our named executive officers and provided our named executive officers the opportunity to receive up to $2,500 for tuition assistance; however, none of our executive officers elected to receive tuition assistance. We do not believe these perquisites are an important factor in retaining our executive officers. We use bonuses and other performance based incentives to retain our executive officers.

Other Programs.  Our executive officers are eligible to participate in our 401(k) employee savings plan on the same basis as all other regular U.S. employees.

Deferred Compensation Programs.  The Company has adopted a deferred compensation plan for its executive officers, certain other selected employees and its non-employee directors to enable them to save for retirement by deferring their income and the associated tax to a future date following termination of employment. Under the Supplemental Elective Deferral Plan (the “SEDP”), the named executive officers and other participants have the opportunity to defer compensation to future dates specified by the participant with a return based on investment alternatives selected by the participant. The Company believes that the SEDP is comparable to similar plans offered by its competitors. The amounts deferred under the SEDP for the named executive officers are reported below in the Summary Compensation Table and the Nonqualified Deferred Compensation Table.

Officer Employment Agreements.  We have entered into employment agreements with each of our named executive officers. We believe that the employment agreements with our executive officers achieve two important goals crucial to our long-term financial success: the long-term retention of our senior executives and their commitment to the attainment of our strategic objectives. The agreements will allow our executive officers to continue to focus their attention on our business operations and strategic plans without undue concern over their own financial situations during periods when substantial disruptions and distractions might otherwise prevail. Each employment agreement provides for an initial term of twelve months which automatically renews for additional twelve month periods provided neither party terminates the employment relationship. Upon the cessation of a named executive officer’s employment due to termination by the Company without cause, the Company’s non-renewal of the employment term, death or incapacity, the named executive officer will receive severance benefits in an amount equal to his or her base salary for the year of termination and continued medical insurance coverage for 12 months.

A summary of the material terms of the officer employment agreements, together with a quantification of the severance benefits payable under those agreements to each of the executive officers named in the Summary Compensation Table may be found in the section below entitled “Potential Payments Upon Termination or Change in Control.”

Compensation Committee Interlocks and Insider Participation.  The members of the Compensation Committee of the Board of Directors are Robert K. Bowen, Kristine F. Hughes and Pauline Hughes Francis. No member of the Compensation Committee at any time during 2008 was an officer or employee of the Company. Mr. Bowen has not been an officer or employee of the Company at any time. Both Mmes. Hughes and Francis are founders of the Company and have been at various times officers or employees of the Company or Hughes Development Corporation, a predecessor of the Company, since 1972. None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or our Compensation Committee.

Ms. Hughes is the spouse of Eugene L. Hughes, a member of our Board of Directors, and Ms. Francis is his former sister-in-law. Mr. Hughes previously informed the Company of his intention to retire as an employee of the Company effective as of December 22, 2008. The Company and Mr. Hughes subsequently entered into a Retirement and Consulting Agreement, dated as of December 9, 2008, pursuant to which Mr. Hughes provides consulting services to the Company for an initial term of eight years following his retirement. In exchange for such consulting services, Mr. Hughes will receive (i) annual compensation of $215,000 for the first two years of service, (ii) annual compensation of $100,000 for the remainder of the initial term, (iii) annual compensation of $50,000 after the initial term, and (iv) certain medical and life insurance benefits.

Other than the Retirement and Consulting Agreement with Mr. Hughes, no member of the Compensation Committee at any time during 2008 had any relationship with us to be disclosed as a related person transaction.

Compliance with Internal Revenue Code Section 162(m).  Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly held companies for compensation paid to certain of their executive officers to the extent such compensation exceeds $1.0 million per covered officer in any year. The limitation applies only to compensation that is not considered to be performance-based under the terms of Section 162(m). Non-performance-based compensation paid to our executive officers for 2008 did not exceed the $1.0 million limit per officer. However, as we continue to increase salaries and bonuses for our executive officers, together with the amounts recognized from equity awards, it is possible that the non-performance-based compensation payable to our executive officers will exceed the $1.0 million limit in one or more future years. We believe that in establishing the cash and equity incentive compensation programs for our executive officers, the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason, we may deem it appropriate to provide one or more executive officers with the opportunity to earn incentive compensation, whether through cash bonus programs tied to our financial performance or through equity awards, which together with base salary in the aggregate may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. We believe it is important to maintain cash and equity incentive compensation at the levels needed to attract and retain the executive officers essential to our success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis disclosure with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s Information Statement on Schedule 14F-1.

Submitted by:

Robert K. Bowen

Kristine F. Hughes

Pauline Hughes Francis

Executive Compensation

The following table sets forth a summary, for the years ended December 31, 2008, 2007 and 2006 of the compensation of the principal executive officer, the principal financial officer, the three most highly compensated executive officers of the Company (not including the principal executive officer and the principal financial officer) whose total compensation for the 2008 fiscal year was in excess of $100,000 and who were serving as executive officers at the end of 2008. The listed individuals shall be hereinafter referred to as the “named executive officers.” No other executive officers who would have otherwise been includable in such table on the basis of total compensation for 2008 have been excluded by reason of their termination of employment or change in executive status during that year.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Douglas Faggioli,	2008	393,260	171,107	—	—	—	—	15,084	579,451
President & CEO	2007	371,000	—	—	—	—	—	14,126	385,126
	2006	350,000	—	—	—	—	—	13,860	363,860

Stephen Bunker,	2008	212,000	80,385	—	12,221	—	—	12,933	317,539
EVP, CFO & Treasurer	2007	200,000	145,338	—	46,442	—	—	12,007	403,787
	2006	131,250	18,081	—	—	—	—	7,283	156,614

John DeWyze,	2008	195,000	73,939	—	—	—	—	13,186	282,125
EVP & VP of Operations	2007	191,000	90,970	—	—	—	—	12,591	294,561
	2006	187,000	51,515	—	—	—	—	12,643	251,158

Jamon Jarvis,	2008	185,000	70,147	—	7,333	—	—	12,450	274,930
EVP, General Counsel & Chief Compliance Officer	2007	145,833	45,957	—	27,865	—	—	7,975	227,630
	2006	—	—	—	—	—	—	—	—

Bryant Yates,	2008	180,000	82,350	—	9,166	—	—	5,575	277,091
President—Nature’s Sunshine Products International	2007	160,000	200,450	—	34,831	—	—	2,971	398,252
	2006	115,343	28,600	—	—	—	—	2,426	146,369

(1)

Amounts for 2008 include amounts that were deferred into the Company’s Supplemental Elective Deferral Plan (“SEDP”) for 2008, as follows: Mr. Faggioli—$60,500; Mr. Bunker—$0; Mr. DeWyze—$29,354; Mr. Jarvis—$0; and Mr. Yates—$0. The SEDP provides selected employees and non-employee directors with the ability to defer compensation to future dates specified by the participant with a return based on investment alternatives selected by the participant. The SEDP is more fully described in the section following the Nonqualified Deferred Compensation Plans table below.

(2)

Option awards are calculated in the same manner as the expense of these awards that is recognized in our consolidated financial statements. Each option award is valued under FAS 123R, and the compensation expense relating to that award is recognized over its vesting period. See Note 9 to the Notes to Consolidated Financial Statements set forth in Item 13 of the registration statement on Form 10/A filed (the “Registration Statement”) with the SEC on May 20, 2009 for a description of the assumptions used in valuing stock awards and stock options. For this purpose, the estimate of forfeitures relating to vesting conditions is disregarded. The full amount of the FAS 123R value of the stock options is reported under Item 9 of the Registration Statement, “Securities Authorized for Issuance under Equity Compensation Plan.”

(3)

“All Other Compensation” includes the following amounts paid by the Company for the fiscal year ended December 31, 2008. The amounts disclosed are the actual costs to the Company of providing these benefits.

Name	401(k) Plan Company Contribution ($)	Life Insurance ($)	Disability Payments ($)	Total ($)
Douglas Faggioli	11,500	3,044	540	15,084
Stephen Bunker	11,500	1,073	360	12,933
John DeWyze	11,500	1,326	360	13,186
Jamon Jarvis	11,500	590	360	12,450
Bryant Yates	4,440	775	360	5,575

Employment Agreements

The Company has employment agreements in place with each of its named executive officers. Among other things, these employment agreements set minimum annual base salaries for each named executive officer and also establish that each named executive officer is eligible to participate in the Company’s executive bonus program. Payment of any bonus will be at the sole discretion of the Chief Executive Officer (or, in the case of Mr. Faggioli, at the sole discretion of the Compensation Committee). The following table includes the minimum annual base salary for each of the named executive officers under their respective employment agreements, which is subject to review on at least an annual basis by the Chief Executive Officer (or, in the case of Mr. Faggioli, by the Compensation Committee):

Name	Minimum Annual Base Salary ($)
Douglas Faggioli	393,200
Stephen Bunker	200,360
John DeWyze	195,000
Jamon Jarvis	175,360
Bryant Yates	160,360

Grants of Plan-Based Awards in Fiscal Year 2008

The Company did not grant any awards to named executive officers in 2008 under any incentive plan.

Outstanding Equity Awards at Fiscal Year-End

The following table provides certain summary information concerning outstanding equity awards held by the named executive officers as of December 31, 2008:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
(a)	(b)	(c)	(d)	(e)	(f)
Douglas Faggioli	2,000	—	—	8.80	4/1/2013
TOTAL	2,000	—	—	—	—
Stephen Bunker	20,000	—	—	11.85	3/14/2013
TOTAL	20,000	—	—	—	—
John DeWyze	16,300	—	—	12.25	2/23/2009
	250	—	—	8.13	1/3/2010
TOTAL	16,550	—	—	—	—
Jamon Jarvis	12,000	—	—	11.85	3/14/2013
TOTAL	12,000	—	—	—	—
Bryant Yates	15,000	—	—	11.85	3/14/2013
TOTAL	15,000	—	—	—	—

Option Exercises and Stock Vested

No named executive officer exercised options during 2008, and no named executive officer held shares of stock that vested during 2008.

Pension Benefits

The Company does not have a pension plan in which the named executive officers can participate to receive payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation Plans

Information regarding the named executive officers’ participation in the Company’s nonqualified deferred compensation plan is included below.

Supplemental Elective Deferral Plan. The Company has adopted the Nature’s Sunshine Products, Inc. Supplemental Elective Deferral Plan (the “SEDP”). The following table sets forth information relating to the SEDP for 2008 for the named executive officers:

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)
Douglas Faggioli	60,500	—	(41,925)	—	696,347
Stephen Bunker	—	—	—	—	—
John DeWyze	29,354	—	(66,324)	—	188,375
Jamon Jarvis	—	—	—	—	—
Bryant Yates	—	—	—	—	—

(1)                                  Executive contributions are included in the “Salary” reported under the Summary Compensation Table above.

(2)

Earnings is defined to reflect the difference in the account balance between the beginning and end of the year, less any executive or Company contributions and any amounts withdrawn or distributed. Earnings include realized and unrealized gains, capital gains and dividends paid. These amounts do not constitute above-market or preferential earnings and, accordingly, are not included in amounts in the Summary Compensation Table above.

The SEDP permits the named executive officers, certain other employees and the Company’s non-employee directors with the opportunity to defer specified percentages (up to 75%) of their compensation, including amounts that could not be deferred under the Company’s Tax Deferred Retirement Plan because of the limitations under such plan imposed by the Internal Revenue Code. Participants may elect deferred amounts to be paid in monthly payments over 3 or 5 years or in a lump sum upon separation from service. Deferrals are credited with gain or loss based on the performance of one or more investment alternatives selected by the participant from among the investment funds offered by the Board. No actual investments are held in the participants’ accounts and participants will at all times remain general unsecured creditors of the Company with respect to their account balances.

Potential Payments Upon Termination or Change in Control

Included below is a summary of the material terms and conditions of the employment agreements the Company has entered into with its named executive officers that provide for certain payments and benefits upon termination of employment. The employment agreements are the only arrangements the Company has with its named executive officers to provide benefits upon termination of employment. The Company does not have any contract, agreement, plan or arrangement with its named executive officers that provides for payments at, following or in connection with a change in control of the Company.

Pursuant to the terms of the employment agreement each named executive officer has entered into with the Company, each named executive officer is eligible to receive certain termination benefits. The employment agreements provide that in the event the named executive officer is terminated by the Company without cause or due to non-renewal of the employment agreement or in the event the named executive officer’s employment ceases due to death or incapacity, he will be entitled to receive a severance payment equal to his annual base salary for the year of termination payable in monthly installments and continued medical insurance coverage for 12 months. Pursuant to the terms of their employment agreements, for a period of one year after the cessation of the named executive officer’s employment, the named executive officer will be subject to certain non-compete and non-solicitation covenants.

The following table sets forth the estimated payments and benefits that would have been payable to the named executive officers under their agreements in the termination circumstances indicated below had their employment terminated on December 31, 2008. All cash payments are assumed to be made in a lump sum and would be paid by the Company. The amounts set forth in this table represent estimates and forward-looking information that is subject to substantial variation, based on the timing of the triggering event. The Company cautions the reader to consider these limitations in reviewing the following table.

Executive Benefits and Payments upon Termination Due to Termination by the Company Without Cause or Due to Non-Renewal, Death or Incapacity

	Mr. Faggioli	Mr. Bunker	Mr. DeWyze	Mr. Jarvis	Mr. Yates
Salary severance	$393,260	$212,000	$195,000	$185,000	$180,000
Continued Medical Insurance Coverage	$7,752	$7,752	$7,752	$7,752	$7,752
TOTAL	$401,012	$219,752	$202,752	$192,752	$187,752

Director Compensation

The following table sets forth certain information regarding the compensation of each individual who served as a member of our Board of Directors during the 2008 fiscal year. Except with respect to Mr. Eugene Hughes, the compensation disclosed is for services rendered as a Board member during that year. Mr. Eugene Hughes was also our employee, and the compensation disclosed for him below reflects his compensation he received in his capacity as an employee. He did not receive any additional compensation for his Board service.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Kristine F. Hughes	145,963	—	—	—	—	4,982	150,945
Pauline Hughes Francis	55,363	—	—	—	—	2,660	58,023
Robert Bowen	39,000	—	—	—	—	300	39,300
Larry Deppe	43,160	—	—	—	—	—	43,160
Eugene Hughes	215,000	—	—	—	—	40,743	255,743

(1)                                  Consists of retainer fees for service as a member of the Board with respect to Kristine Hughes, Pauline Hughes Francis and Messrs. Bowen and Deppe; Mr. Hughes received salary of $215,000, of which he deferred $13,000 into the SEDP. Retainers paid to Kristine Hughes and Pauline Hughes Francis were paid on a monthly basis; retainers paid to Messrs. Bowen and Deppe were paid on a quarterly basis. The amount of retainer fees depends on the tenure of the Board member and the services being provided by that Board member. Mmes. Hughes and Francis have served as members of our Board for a significantly longer period than Messrs. Bowen and Deppe. Ms. Hughes, as Chairperson of the Board, provides significant additional services. Accordingly, the retainer fees for Mmes. Hughes and Francis are higher than the retainer fees paid to Messrs. Bowen and Deppe. The aggregate payments include the following categories of payments:

Name	Retainer ($)	Committee Chairperson Additional Retainer ($)	Total ($)
Kristine F. Hughes	145,963	—	145,963
Pauline Hughes Francis	54,363	1,000	55,363
Robert Bowen	39,000	—	39,000
Larry Deppe	39,160	4,000	43,160
Eugene Hughes	—	—	—

(2)	“All Other Compensation” includes the following amounts paid by the Company for the fiscal year ended December 31, 2008:

Name	401(k) Plan Company Contribution ($)	Life Insurance Premiums ($)	Disability Payments ($)	Product Credit* ($)	Total ($)
Kristine F. Hughes	—	9,256	—	750	10,006
Pauline Hughes Francis	—	1,910	—	750	2,660
Robert Bowen	—	—	—	—	—
Larry Deppe	—	—	—	—	—
Eugene Hughes	11,500	27,833	360	1,050	40,743

*                                         Represents a credit of up to $1,050 to purchase the Company’s products.

Meeting Fees. Our directors do not receive fees for attendance at Board or Committee meetings.

Expenses. Board members were reimbursed for travel and other expenses incurred in connection with their duties as directors to the extent such expenses were submitted to the Company for reimbursement.

Equity. No stock options or other equity awards were granted to our directors during 2008.

Nonqualified Deferred Compensation. None of our non-employee directors participated in the SEDP. Mr. Hughes elected to defer under the SEDP $13,000 of the compensation he received in 2008 in his capacity as an employee. Mr. Hughes’s aggregate earnings in the SEDP included a loss of $22,334, and his balance as of December 31, 2008 was $64,981. No withdrawals were made by Mr. Hughes during 2008. The SEDP is more fully described above in the section following the Nonqualified Deferred Compensation Plans table. The earnings on amounts deferred under the SEDP do not constitute above-market or preferential earnings and, accordingly, are not included in the Director Compensation table above.

Director Independence

The Board of Directors has determined that each of the following current directors is an “independent director” under NASDAQ standards:

Pauline Hughes Francis

Robert K. Bowen

Larry A. Deppe

In this Information Statement, the foregoing directors are referred to individually as an “Independent Director” and collectively as the “Independent Directors.”

The Board of Directors has also determined that each of the following director appointees will be upon appointment an “independent director” under NASDAQ standards:

Pauline Hughes Francis

Michael D. Dean

Albert R. Dowden

Willem Mesdag

Jeffrey D. Watkins

Candace K. Weir

Audit Committee Report

In connection with the audited financial statements as of and for the year ended December 31, 2008, the Audit Committee (i) has reviewed and discussed the audited financial statements with management, (ii) has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T and (iii) has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant’s independence.  Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the SEC.

Submitted by:

Robert K. Bowen

Larry A. Deppe

Pauline Hughes Francis

Transactions with Related Persons, Promoters and Certain Control Persons

The Board’s Audit Committee is responsible for review, approval, or ratification of “related-person transactions” involving the Company or its subsidiaries and related persons. Under SEC rules, a related person is a director, officer, nominee for director, or five percent shareholder of the Company since the beginning of the previous fiscal year, and their immediate family members. We have adopted written policies and procedures that apply to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest. If the Audit Committee determines a related person has a material interest in a transaction, the Audit Committee may approve, ratify, rescind, or take other action with respect to the transaction in its discretion.

Mr. Eugene Hughes, a member of our Board of Directors, previously informed the Company of his intention to retire as an employee of the Company effective as of December 22, 2008. The Company and Mr. Hughes subsequently entered into a Retirement and Consulting Agreement, dated as of December 9, 2008, pursuant to which Mr. Hughes provides consulting services to the Company for an initial term of eight years following his retirement. In exchange for such consulting services, Mr. Hughes will receive (i) annual compensation of $215,000 for the first two years of service,

(ii) annual compensation of $100,000 for the remainder of the initial term, (iii) annual compensation of $50,000 after the initial term, and (iv) certain medical and life insurance benefits.

Kristine F. Hughes is the spouse of Mr. Hughes, and Pauline Hughes Francis is his former sister-in-law. Both Mmes. Hughes and Francis are members of our Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, officers and persons who beneficially own more than 10 percent of a registered class of the Company’s equity securities, to file initial reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such directors, officers and 10 percent shareholders also are required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file. Based solely on its review of the copies of such forms furnished or available to the Company, the Company believes that its directors, officers and 10 percent shareholders complied with all Section 16(a) filing requirements for the fiscal year ended December 31, 2008, except for the following filings:  the Form 5/A filed by Pauline Hughes Francis on March 3, 2009 to report gift transactions on January 23, 2008, December 18, 2008 and December 31, 2008 and the Form 5/A filed jointly by Eugene L. Hughes and Kristine F. Hughes on February 25, 2009 to report a gift transaction on August 4, 2008.

Legal Proceedings

On February 27, 2009, Prescott made a written demand, pursuant to Section 16-10a-702(1)(b) of the Utah Revised Business Corporation Act (the “URBCA”), that the Company hold a special meeting of shareholders, or in lieu thereof an annual meeting of shareholders, for the purpose of electing a slate of directors proposed by Prescott.  On March 10, 2009, Prescott made a written demand, pursuant Section 16-10a-1601(3) of the URBCA, that Prescott be allowed to inspect and copy the record of shareholders required to be maintained by the Company pursuant to Section 16-10a-1601(3) of the URBCA.  The stated purpose for such inspection was to solicit proxies from the Company’s shareholders for the purpose of voting on the election of directors and other matters presented at the meeting of shareholders.  Prescott informed the Company that on April 3, 2009, it commenced a legal action in the Fourth Judicial District Court for Utah County, Utah (Prescott Group Aggressive Small Cap Master Fund, G.P. v. Nature’s Sunshine Products, Inc., Civil No. 090401518) in order to petition the court to order an annual meeting of shareholders for the purpose of electing directors of the Company.  The Company was informed that the complaint was filed but not served.  As part of the Prescott Agreement, Prescott agreed to withdraw its demands, dismiss its legal action and release the Company, the Hughes Parties and other related parties from claims relating to Prescott’s legal action.

Other than the proceedings related to the Prescott Agreement, we are not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 28, 2009	NATURE’S SUNSHINE PRODUCTS, INC.

	By:	/s/ Douglas Faggioli
Douglas Faggioli, President and Chief Executive Officer